

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Mr. Brian S. Block, CFO
American Realty Capital Trust, Inc.
106 York Road
Jenkintown, PA 19046

> **Re:** **American Realty Capital Trust, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 0-53958**

Dear Mr. Block:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief